YUKON-NEVADA GOLD CORP.
Management Discussion and Analysis
For the three-month period ending March 31, 2012

The following management’s discussion and analysis (‘‘MD&A’’) is intended to supplement the Company’s interim consolidated financial statements for the three month period ending March 31, 2012.

Readers are encouraged to consult the Company’s audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2011 for additional details. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. All figures are in United States dollars unless otherwise noted. The MD&A has been prepared as of May 15, 2012.

FIRST QUARTER HIGHLIGHTS

1.

During the quarter Jerritt Canyon shipped 13,163 ounces of gold from stockpiles and mining operations, compared with 13,180 ounces of gold shipped in the first quarter of 2011. Total ounces shipped remained consistent compared to the first quarter of 2011 despite a lengthy scheduled shutdown from January 6, 2012 to February 3, 2012. The shutdown was initiated to complete a winterization and refurbishment program which included completing construction of a new drying facility, reconfiguring the conveying system in fine crushing, and installing a new Distributed Control System ("DCS") for the entire plant. Commissioning of the new ore dryer, fine-crushing conveying and the DCS commenced on January 23, 2012. Testing of the new crushing and drying installations continued from January 23, 2012 through February 1, 2012 with the first day of production with both roasters operating on February 3, 2012.

2.

The Company entered into an additional $20 million Forward Gold Purchase Agreement (“Second Gold Purchase Agreement”) with Deutsche Bank AG (“Deutsche Bank”) on February 7, 2012 for the delivery of 27,950 ounces over a forty-three month period, commencing March 30, 2012. Net proceeds of $18.9 million were received on February 8, 2012 which are primarily being used for completing mill upgrades, working capital and expansion of the SSX-Steer mine. As part of this agreement Deutsche Bank was issued a share purchase warrant to purchase 40,000,000 common shares of the Company at a price of C$0.44 per share on or before February 8, 2015 (the “Warrant”).

3.

The Company recorded a loss of $7.8 million in the first quarter of 2012 compared to net income of $28.9 million in the first quarter of 2011. The 2011 first quarter net income was primarily the result of a $51.0 million gain in the fair value of warrants recorded as derivative liabilities, where the comparable gain in the first quarter of 2012 was significantly less at $3.9 million. The gross loss in the first quarter of 2012 was $0.8 million compared to a loss of $13.9 million in the three months ended March 31, 2011.

OVERVIEW

Yukon-Nevada Gold is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in Canada and the United States. Gold is produced in the form of dore, which is shipped to refineries for final processing. The profitability and operating cash flow of Yukon-Nevada Gold is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. Yukon-Nevada is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Yukon-Nevada Gold receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollars have an impact on profitability.

Jerritt Canyon

The Jerritt Canyon operation consists of a milling facility and two underground mines, the Smith and the SSX, and is located in Nevada, U.S.

Jerritt Canyon Operating Highlights

(dollars in thousands except for per ounce amounts)

Q1 2012
Gold (troy ounces)
Payable Ounces Produced	13,099
Gold Ounces Sold	12,800
Gold sales	$20,889
Cost of gold sold	$21,666
Average gold price per ounce	$1,720

	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Gold (troy ounces)
Payable Ounces Produced	13,181	19,407	21,296	13,864
Gold Ounces Sold	13,650	18,341	18,035	16,850
Gold sales	$18,973	$28,258	$30,116	$27,769
Cost of gold sold	$32,890	$30,191	$37,279	$30,450
Average gold price per ounce	$1,390	$1,541	$1,678	$1,676

	Q2 2010	Q3 2010	Q4 2010
Gold (troy ounces)
Payable Ounces Produced	9,337	17,202	22,777
Gold Ounces Sold	9,876	15,547	21,883
Gold sales	$11,850	$19,466	$29,896
Cost of gold sold	$13,536	$18,036	$37,911
Average gold price per ounce	$1,200	$1,252	$1,366

Small Mine Development, LLC (“SMD”) delivered 91,265 tons to the mill, containing an estimated 9,096 ounces, from the Smith mine during the three months ended March 31, 2012, higher than both the previous quarter deliveries of 81,843 tons containing an estimated 13,172 ounces; and, the deliveries during the three months ended March 31, 2011 of 56,321 tons containing an estimated 12,035 ounces. The deliveries in the quarter averaged 960 tons a day as SMD continues towards a production of 1,200 tons per day targeted for the second quarter of 2012.

At the Company operated SSX-Steer underground mining complex, the Company continued to ramp up the production rates delivering 26,305 tons containing an estimated 2,988 ounces during the three months ended March 31, 2012; an increase from the previous quarter’s delivery of 9,051 containing an estimated 1,117 ounces. Delivery of additional key equipment at SSX-Steer included three underground trucks and two drill jumbo’s. As well, major work was carried out on the mine electrical system including the installation of new 4,160 volt cable feeding the underground substations, rebuilding of the underground substations, and installation of 480 volt cable feeding the electric drills. The backfill plant was put back into operation during the quarter. In the second quarter of 2012, delivery is expected for one new drill jumbo, one new bolter, and four new haul trucks equipped with boxes especially designed for hauling backfill. After receipt of this equipment the operation will be fully outfitted and ore production is expected to be at 1,200 tons per day.

During the first quarter of 2012 the Jerritt Canyon mill went through an extended, scheduled shut down to perform significant maintenance and overhaul of key areas on the mill. The shutdown was initiated on January 6, 2012 in order to complete a winterization and refurbishment program which included constructing a new drying facility and reconfiguring the conveying system in fine crushing. During the shutdown, the old dryer was replaced with a new ore dryer closer to the front end of the circuit. In addition, a new Distributed Control System ("DCS") was installed for the entire plant. Commissioning of the new ore dryer, fine-crushing conveying, and the DCS commenced on January 23, 2012.

During the shutdown significant maintenance was completed on the rest of the roasting facility. A new quench tank was installed for the East Roaster which is one of the final requirements for compliance with the Consent Decree. Other maintenance items completed include:

  realignment of the crushing conveyors;

  rebuild of the thickener rakes;

  rebuild of the OSEPA particle-sizing system;

  replacement of the pinion on the ball mill;

  replacement of the feed-end of the ball mill;

  replacement of portions of the dust-control ventilation system;

  replacement of airslides feeding the roasters;

  clean-out of the roasters and some refractory repair;

  replacement and repair of the fine ore bin conveyor and belt;

  rebuild of the CIL carbon screens;

  replacement of the retort and furnace in the refinery; and,

  replacement of some key components in the oxygen plant.

Gold production resumed January 25, 2012 and the first shipment was on January 31, 2012. Testing of the new crushing and drying installations continued from January 23, 2012 through February 1, 2012 with the first day of production with both roasters operating on February 3, 2012.

Subsequent to the February 2012 re-start, production from the mill was less than expected for the remainder of the first quarter, averaging 1,400 tons per day which resulted in total production of 11,659 ounces during February and March 2012. The underperformance was a result of problems encountered during commissioning of the new DCS system and calibration of instrumentation, dryer bag-house, and the dryer burner. The Company brought in additional external contractors to assist in trouble shooting and correcting these problems. The most significant production losses occurred during February and came from the lack of a fully-operating DCS system which prevented operation at full capacity. Troubleshooting and instrument calibration took approximately six weeks to complete and during that time, production was limited due to limited interlocks and limited tonnage monitoring capability as a result of the poor systems communications.

Additional issues were encountered with the new bag-house fans and pukers which were rectified by mid-February and have operated properly since. During commissioning problems relating to burner and regulating propane flow and interlocks were encountered with the new dryer, these issues were also resolved during the first quarter.

In early March, additional issues with the new dryer and bucket elevator were identified. Flights and lifters in the dryer were detaching from the shell and caused downtime from plugging the discharge chute. The bucket elevator experienced problems with buckets detaching and chain pins breaking which caused the bucket elevator to jam and shut down. The Company is currently working with the dryer manufacturer to determine what is causing flights and lifters to detach and has put in procedures to mitigate the impact of this until a permanent solution can be put in place. In the latter part of March the bucket elevator experienced a number of chain pin failures resulting in significant downtime. The chain was replaced the first two days of April and the feed rate was reduced to less than 200tph for crushing. Following this, a plan was developed to replace the bucket elevator with two standard conveyors. As well, a mobile crusher was installed as a backup to bypass the bucket elevator if more problems were encountered with the bucket elevator before it was replaced. With the reduced feed rate and new chain, the bucket elevator has performed adequately throughout the remaining days of April. With the identification and rectification of these issues, the newly commissioned equipment is operational and is expected to achieve targeted average production of over 3,600 tons per day in the second quarter of 2012.

During the quarter, the plant was subject to special inspections by Mines Health and Safety Administration (MSHA) as part of their determination as to whether or not a Pattern of Violations existed at the facility. On November 30, 2011, Queenstake was notified that MSHA had conducted a "pattern" of violation screening pursuant to Section 104(e) of the Federal Mine Safety and Health Act of 1977 (the Act). The letter stated that MSHA had initially concluded that a potential pattern of violations existed at the Jerritt Canyon mine site and set out a process by which Queenstake could work with MSHA to avoid any further sanctions pursuant to that program. Following implementation of a Safety Corrective Action Program by the Company in January 2012 and after special inspections by MSHA in February and March, 2012, the Company was notified on March 23, 2012 that it had met the requirements to be removed from consideration of the Pattern of Violations program.

Underground Exploration summary

A total of 217 cubex drill holes were completed at Smith and SSX-Steer underground mines in the three months ended March 31, 2012 (Table 1).

SMD continued drilling underground definition (production) drill holes using their own cubex (RC) drill (Table 1). The underground definition drilling at Smith in Quarter 1, 2012 was focused in Zones 5 and 8 where a total of 15,100 feet in 126 drill holes were completed. The cubex drill in the Smith Mine during February was utilized to drill wells for production and are not included in the totals listed below.

Queenstake drilled a total of 15,560 feet in 91 drill holes in Zone 7 and MB2 of the SSX-Steer mine complex in Quarter 1 using our own cubex drill and staff. Approximately 13 of these drill holes totaling 3,415 feet were drilled for exploration.

Table 1 - Q1 2012 Underground RC Drilling (Cubex drilling):

Mine	# of Drill Holes	Footage (ft.)
Smith Mine	126	15,100
SSX-Steer Mine	91	15,560
Total	217	30,638

During the first quarter of 2012 eleven exploration diamond drill holes totaling 10,237 feet have been completed from underground drill stations at the Smith mine (Table 2). This drilling was focused in Zone 4. Assays are in progress for all of these underground diamond drill holes.

The goal of the 2012 underground diamond drilling program is to add resources and reserves that are not included in the current Smith Mine 4-year Life of Mine plan.

Table 2 - Q1 2012 Underground Diamond Drilling (Contractor) – Smith Mine:

Mine	Exploration		Resource Conversion
	# of Drill Holes	Footage	# of Drill Holes	Footage (ft.)
Smith Mine	11	10,237	0	0

Surface exploration summary

A total of 2 surface resource conversion drill holes totaling 977 feet were completed in first quarter of 2012 (Table 3). These two holes were drilled as core tails to previously completed RC precollar holes. These two surface drill holes were completed at East Dash and Mahala. The diamond drilling was suspended in late January 2012 due to winter weather conditions and the drill was mobilized off the property by late January.

Table 3 - Q1 2012 Jerritt Canyon Surface Diamond Drilling Summary:

	Resource Conversion
	# Drill Holes	Footage
East DASH/Mahala	2	977

As of March 31, 2012, all assay results have been received for the 2011 drilling program, except for the 12 geotechnical core holes completed at Starvation Canyon. Open-pit drill hole geochemical data including Leco C, Leco S, Sulfide S (or sulfate S), organic Carbon, and preg-rob carbon has also been received from Burns Basin, Saval-Steer, and Pie Creek. The finalization of the Starvation Canyon geotechnical report has been delayed due to the contractor not being able to properly staff the project.

Modeling update

Modeling in the first quarter focused on finishing all of the underground block models and included Smith mine, West Mahala, and Murray. All of the new open pit and underground models are included in the NI 43-101 report issued on April 27, 2012, and supersedes all of the previous models included in the previous Jerritt Canyon Technical Reports.

Ketza River

Exploration summary

Drilling was not conducted in the first quarter of 2012 at Ketza River. The severe winter weather conditions prompted a decision to stop surface drilling until later in the spring or early summer.

Most of the initial 2011 Ketza River drill hole assays were received as of March 31, 2012. Finalized assays are expected in June. Only a few of the 2011 Penguin Zone drill holes remain to be sampled and sent in for assay. In addition, approximately 290 drill core pulps from the 2007-2010 exploration drilling program at Ketza and Silver Valley were received from two separate assay labs; these results remain to be assessed.

A 2012 exploration plan was submitted to the Mining Recorder on March 31, 2012 that included proposed sites for drilling and Yukon Environmental and Socio-economic Assessment Board (“YESAB”) activities. The 2012 drilling program will focus on three areas: some expansion drilling in the known resource areas including Penguin and Lab-Hoodoo; exploration drilling in the north part of the claim block; and continued drilling in the southern part of the claim block. In addition, trenching and/or geotechnical drilling activities will be required in the areas of the proposed waste dumps and mill facility structures in order to satisfy the YESAB adequacy review process.

YESAB Activities

As part of the adequacy review, questions are being addressed to the YESAB regarding the Yukon Environmental and Socio-economic Assessment Application (“YESAA”) that was submitted in late September of 2011. This report assesses the environmental and socio-economic effects of activities and will integrate scientific information, traditional knowledge and other local knowledge. The time schedule for the YESAA review will be a minimum of one year from the submission date.

Ongoing baseline data activities continue at the site including monthly water reporting. Site construction activities were also in progress during the quarter to implement a new large capacity arsenic treatment plant in order to help treat all tailings water prior to discharging into Cache Creek.

A meeting between Ketza River Holdings and Kaska First Nations was held in Ross River on March 21, 2012 where a Socio-Economic Participation Agreement was officially signed. Both Graham Dickson, Senior Vice President Acquisitions and Corporate Development, and Chief Jack Ceasar, signed the document at this public event.

Silver Valley

No exploration work has been carried out on the Silver Valley property in the first quarter of 2012.

SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars, except for share and per share amounts)

	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010
Income Statement
Gold Sales	$20,889	$27,769	$30,116	$28,258	$18,973	$29,896	$19,466	$11,850
Cost of gold sold	21,666	30,615	37,279	30,191	32,890	37,911	18,036	13,536
Gross margin - mining operations	(777)	(2,846)	(7,163)	(1,933)	(13,917)	(8,015)	1,430	(1,686)
Loss from operations	(5,350)	(6,055)	(11,159)	(7,127)	(17,133)	(11,377)	(3,867)	(4,201)
Profit/(loss) before taxes	(6,745)	(8,708)	(18,119)	22,926	30,091	(52,492)	(102,106)	4,575
Net profit/(loss)	(7,845)	(7,506)	(17,973)	22,915	28,946	(50,924)	(102,086)	4,537
Basic net profit/(loss) per share	(0.01)	(0.01)	(0.02)	0.03	0.04	(0.07)	(0.15)	0.01
Weighted average # of shares outstanding (000's)	931,176	930,606	930,606	826,650	691,128	685,616	667,823	652,520
Balance Sheet
Cash and cash equivalents	1,144	2,261	37,459	7,761	-	-	5,821	-
Total assets	$348,912	$327,646	$328,259	$261,447	$222,902	$219,241	$223,596	$204,064

RESULTS OF OPERATIONS

The Company incurred a net loss of $7.8 million during the quarter ended March 31, 2012, compared to net income of $28.9 million in the quarter ended March 31, 2011. The net loss arose primarily from a $5.4 million loss from operations compared to a $17.1 million loss for the same period in 2011. This decreased loss from operations is attributable to a significantly improved gross margin resulting from higher grade Jerritt ore produced in the first quarter of 2012 compared with the high cost purchased ore processed in 2011. This loss was offset by a $1.5 million net gain from the revaluation of derivative liabilities, including warrants, in the first quarter of 2012, compared to a net gain of $49.4 million in 2011.

Gold sales:

Gold sales in the first quarter of 2012 were $20.9 million on the sale of 12,800 ounces of gold from Jerritt Canyon, compared to sales of $19.0 million and 13,650 ounces for the same period in 2011. The increase results from an increase in the average selling price from $1,390 per ounce for the three months ended March 31, 2011 to $1,720 for the three months ended March 31, 2012.

Gross margin – mining operations:

During the three months ended March 31, 2012, the Company had a gross loss of $0.8 million compared to a $13.9 million in 2011. The loss in 2011 was the result of low production rates, and the high costs related to frequent and unscheduled maintenance shutdowns resulting from adverse weather conditions, as well as the high cost of third party purchased ore. During the first quarter of 2012 the Company produced its own lower-cost mined ore, and had less frequent unplanned shutdown time after completing an extensive scheduled shutdown early in the quarter.

Depreciation, depletion and amortization:

The Company had $1.9 million in depreciation and amortization in first quarter of 2012 and $1.5 million for the three months ended March 31, 2011 related to the depreciation of property, plant and equipment. The increase is mostly the result of $0.2 million in depletion expense during the three months ended March 31, 2011 related to recent capital development at the two operating mines.

General and administrative expenses and stock-based compensation:

For the three months ended March 31, 2012, the Company incurred general and administrative expenses of $2.6 million, of which $0.6 million is share based compensation, compared with $1.4 million, of which $0.1 million is share based compensation, for the comparable 2011 period. The general and administrative costs are incurred at the head office in Canada, the increase from 2011 is primarily attributable to a $0.6 million increase in share based payments (discussed below); a $0.4 million increase in professional fees; and a $0.4 million increase in salaries and benefits resulting from the addition of resources.

Total share based compensation was $0.7 million in the three months ended March 31, 2012 compared to $0.2 million in the comparable period in 2011. $0.1 million of share based compensation is included in cost of sales for the three months ended March 31, 2011 and 2010. The charge in 2012 is largely attributable to options that were granted and vested in the first quarter of 2011. The charge in 2011 chiefly relates to the vesting of stock options that were granted in the second quarter of 2010. There were 2.5 million stock options granted in the first quarter of 2012, $0.5 million in share based payment compensation expense was recorded during the three months ended March 31, 2012 in relation to these options. There were no stock options granted in the first quarters of 2011.

Finance and transactions costs:

Total finance and transactions costs decreased from $2.9 million for the three months ended March 31, 2011, to $0.8 million for the three months ended March 31, 2012. The decrease is largely attributable to $2.3 million of interest expense incurred on long-term debt during the first quarter of 2011, which, as a result of the debt being settled in the third quarter of 2011, was not incurred in 2012. This was partially offset by $0.3 million in transaction and financing fees relating to the pursuit of potential financings incurred in the first quarter of 2012. Also included in finance and transaction costs for the first quarter of 2012 is $0.5 million of accretion on the decommissioning and rehabilitation provision, which is comparable to the $0.4 million of accretion expense recognized for the three months ended March 31, 2011.

Interest and other income:

Interest and other income (expense) is comprised of:

	Three months ended
	March 31,
	2012	2011
Gain on warrants	$3,887	$50,990
Loss on derivatives	(2,124)	(1,585)
Interest income and other income (expense)	(243)	77
	$1,520	$49,482

The Company’s issued warrants, denominated in a non-functional currency, are revalued at each reporting period and the fair value recorded in net earnings. For the three months ended March 31, 2012 a gain of $3.9 million was recognized compared to $51.0 million in the same period in 2011. The large gain in 2011 which resulted from the decreased value of the derivative liability during the three months then ended was primarily attributed to a larger decrease in the Company’s share price during that period, as well as more warrants being outstanding at period end compared to that outstanding as at March 31, 2012.

The loss on derivatives for the three months ended March 31, 2012 is comprised of losses relating to two derivative gold forward contracts entered into November 2010 and January 2012, which when revalued as at March 31, 2012 resulted in losses of $1.0 and $1.1 million, respectively. Comparatively, the loss on derivatives recorded for the first quarter of 2011 relates to derivative gold forwards entered into in November 2010 and January 2011, which when revalued as at March 31, 2011 resulted in losses of $0.2 and $1.5 million, respectively. Also included in the 2011 loss on derivatives is a $0.1 gain arising from the March 31, 2011 revaluation of an embedded gold derivative that made up part of the $25.0 million debt issued in the third quarter of 2010, and settled in the third quarter of 2011.

Other items:

The foreign exchange loss of $2.2 million in the first quarter of 2012 was due to the strengthening of the Canadian dollar relative to the US dollar. The loss related primarily to losses on U.S. denominated monetary liabilities. In the first quarter of 2011, there was a foreign exchange gain of $0.7 million.

Income taxes:

The income tax expense was $1.1 million for the three months ended March 31, 2012 compared to $1.1 million for the same period in 2011. The expense recognized in each of these quarters was the result of expenditures that were renounced to flow through shareholders in the three months ended March 31, 2012 and 2011.

LIQUIDITY

During the three month period ended March 31, 2012 cash and cash equivalents decreased from $2.3 million to $1.4 million. At March 31, 2012 the Company had a working capital deficiency of $65.3 million, compared to a working capital deficiency of $52.7 million at December 31, 2011, as a result of the following activities:

Operations:

During the three months ended March 31, 2012 the Company incurred a net loss of $7.8 million, which, after subtracting non-cash items, including changes in working capital, of $7.7 million, and adding net deferred revenue proceeds of $9 million, resulted in cash outflows of $6.5 million for the quarter.

Changes in non-cash working capital resulted in a $9.6 million cash outflow compared to $12.1 million inflow in the comparable period in 2011. The outflows in 2012 were primarily from a $1.4 million increase in accounts receivable and prepaid expenses, the addition of inventory of $4.9 million, and the increase in accounts payable of $3.0 million. The inflows in 2011 primarily arose from an increase in accounts payable of $6.9 million, and a $4.3 million draw down of inventories.

Investing:

Capital expenditures

	2012			2011

	Property,			Property,
	plant and	Mineral		plant and	Mineral
(in thousands)	equipment	properties	Total	equipment	properties	Total

Mill and equipment expenditures - Jerritt Canyon	$8,323	$-	$8,323	$1,897	$-	$1,897
Exploration expenditures & underground mine development - Jerritt Canyon	-	1,880	1,880	-	-	-
Property, plant and equipment expenditures - Ketza River project	88	822	910	10	1,075	1,085
Exploration expenditure - Ketza River project	-	-	-	-	-	-
Corporate property plant and equipment expenditures	-	-	-	2	-	2
	$8,411	$2,702	$11,113	$1,909	$1,075	$2,984

Cash disbursements on property, plant and equipment and mineral properties were $8.4 million in the first quarter of 2012 compared to $1.9 million in the first quarter of 2011. Significant capital expenditures for the quarter included were payments on:

  Ore dryer, bag house, and scrubber circuit ($2.3 million);

  Two underground jumbo drills ($1.5 million);

  Fabric and earthworks completion on second tailings facility ($1.3 million)

  Caterpillar loader ($0.9 million)

  Underground truck ($0.7 million)

  DCS installation ($0.7 million);

  Refinery furnace ($0.3 million); and,

  Waste Water treatment facility ($0.3 million)

Significant capital expenditures for the three months ended March 31, 2012 were three haul trucks ($0.7 million), engineering work on tailings storage facility two ($0.7 million), and underground resource conversion drilling ($0.2 million). Exploration at Ketza River remained consistent as the Company continued focused on evaluating available data for the preparation of the YESAB proposal.

Financing:

During the first quarter of 2012, the Company raised $5.0 million through a forward sales contract entered into in January 2012. As well, $9.9 million of the $20 million prepayment received for the Second Gold Purchase Agreement with Deutsche Bank was attributed to the warrants that were issued.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on hand to meet expected operating expenses for 60 days. The previous shutdowns at Jerritt Canyon and operating issues since restarting have increased the need for the Company to continue pursuing additional financing to meet the ongoing capital requirements to ensure continuity of operations. The operations underwent significant upgrades during the first quarter of 2012 with the installation of a new ore dryer and conveyor system, along with upgrades to the oxygen plant and refinery and the installation of a new DCS system. These changes, now that personnel are fully trained and the troubleshooting complete for the equipment, is having a significant impact on the mills output capacity and the operations are returning to positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources, or achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at March 31, 2012:

Contractual obligations	Less than	4 to 12	1 to 2	Greater	Total
	3 months	months	years	than 2
				years
Accounts payable and accrued liabilities	$43,604	-	-	-	$43,604
Finance lease obligations	8	3	-	-	11
Operating lease obligations	56	169	223	319	767

Decommissioning and rehabilitation provisions	-	-	-	61,382	61,382
Total	$43,668	$172	$223	$61,701	$105,764

CAPITAL RESOURCES:

The Company had a $1.1 million cash balance as of March 31, 2012 and a negative working capital balance of $65.3 million. The Company had a $64.4 million cash balance in restricted cash as of March 31, 2012, primarily related to cash restricted for future reclamation at the Jerritt Canyon property. The cash on hand at March 31, 2012 will only be sufficient to maintain the ongoing operations if operations can continue to generate positive cash flows. The low cash balance stems from the heavy capital investment that was made in the first quarter and the follow on slower than expected ramp up that was experienced. Management believes that further financing can be obtained in order to ensure that full steady state mining operations are maintained which will ultimately provide ongoing positive cashflows. At period-end management was pursuing further financing to supplement cashflow from operations and meet its capital commitments.

COMMITMENTS

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. Under the terms of the Agreement, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 173,880 ounces to be delivered to Deutsche Bank over a forty-eight month term commencing September 2011. The scheduled future gold deliveries to Deutsche Bank are: (i) 1,000 ounces per month during the first six months of the term; (ii) 2,000 ounces per month for the following six months of the term; and, (iii) 4,330 ounces per month for the final thirty-six months of the term.

On February 7, 2012, the Company entered into a Second Forward Gold Purchase Agreement with Deutsche Bank (the “Second Agreement”). Under this agreement, Queenstake received a gross prepayment of $20 million, of which net cash proceeds of $18.9 million were received on February 8, 2012, in exchange for the future delivery of 650 ounces of gold per month, over a forty-three month term commencing March 31, 2012, representing total future delivery of 27,950 ounces of gold.

On November 25, 2010, the Company entered into a forward gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. In November 2011 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in December 2012, and that approximately 2,674 additional ounces would be delivered at that time. The additional ounces to be delivered is based on a 2.25% monthly increase in the ounces of gold to be delivered for each month the contracted gold delivery is outstanding from May 30, 2011. However, at the option of the counterparty, the Company may be requested to settle the liability through a cash payment rather than through physical delivery of the gold.

During the three months ended March 31, 2012, the Company entered into a forward sales contract with a related party which requires delivery of 3,665 ounces of gold by June 12, 2012 or cash payment of $6.0 million at the option of the related party.

OUTLOOK

In achieving the targeted production rate of 150,000 ounces of gold under steady state operations, the Company is focusing on ramping up production from the SSX-Steer mine which will be complete towards the end of the second quarter with the delivery of the remaining underground trucks and other equipment. As well, the Company will continue to process available stockpiles and receive ore from the Smith mine. Longer term the Company is looking at profitable opportunities to acquire mineable assets in the area and process third party ore, either under a purchase agreement or toll milling arrangement. The Company will also continue building the necessary infrastructure and making equipment purchases in order to open a third mine on the property, Starvation Canyon, located on the south end of Jerritt Canyon.

The Company has continued to pass all independent stack tests for mercury and other emissions and is currently able to operate over 100 tons of ore per hour through each roaster circuit based on current emissions. As part of the January 2012 shutdown the Company was able to install the second quench tank and the necessary emissions control equipment (additional bag house to filter dust, sulfur dioxide scrubber) on the new ore dryer as well as all other remaining items on the CD except for the cleanup of rock dump sites from historic mining activity. The Company has also substantially completed the second tailings facility and water storage reservoirs, although lining and commissioning will take place in the second quarter of 2012. This investment is not a component of the CD itself; however this investment will extend the life of the mill and bring it in line with current standards. With the majority of the key items in the CD complete the Company is looking at alternative methods for the cleanup of the remaining rock disposal areas around historical areas of mining activity on the property and expects this final step in closing the CD to take another year to complete at a cost of between $8 and $10 million.

The surface exploration program in 2011 has identified a number of areas of interest and proven the viability of the East and West Mahala resources which lie between the Smith and the SSX-Steer mine. Additional survey work in the Starvation area has identified further areas of interest that will need to be explored in the 2012 drill program as well. These results have largely been incorporated into a new reserve up date that the Company released on April 27, 2012.

In the Yukon, the Company is continuing to work through question and answer phase of the YESSA process with the YESAB. Should the permitting be approved on a timely basis (within 12 months of submission) the Company will be able to commence construction of the planned tailings facility and commence mining upon its completion.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

On May 15, 2012, the Company had $4.2 million of cash and cash equivalents.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of March 31, 2012.

SUBSEQUENT EVENTS

Pursuant to the Agreement and the Second Agreement (collectively, the “Agreements”), the Company was required to deliver a total of 2,650 ounces of gold to Deutsche Bank on April 30, 2012. Under the Agreements the Company was entitled to and did request a fourteen day extension to that delivery requirement and the Company anticipates delivering 2,650 ounces of gold on May 17, 2012. Also under the Agreements, the Company was required to maintain a cash balance of $5 million. As the Company did not meet that requirement, Deutsche Bank, in accordance with the terms of the Agreements, sent a notice to the Company requiring the Company to raise a minimum of $15 million in equity within thirty days of the notice. The Company is using its best commercial efforts to raise such equity financing, and is in active and cooperative discussions with Deutsche Bank for a variation of the amount to be raised and an extension of the closing date for such financing.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2012, the Company was charged a total of $0.2 million (2011 - $0.1 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at March 31, 2011 is $0.2 (December 31, 2011 – $nil).

In January 2012 the Company entered into a gold forward contract with a company related by common directors. The fair value of this this liability as at March 31, 2012 was $6.1 resulting in a loss of $1.1 million being recognized for the three months ended March 31, 2012 (note 12).

In July, 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the three months ended March 31, 2012 a total of $0.1 million was charged to the Company under this agreement (three months ended March 31, 2011 – $nil).

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

Compensation of key management personnel:

The remuneration of directors and other members of key management personnel during the periods was as follows:

	Three months ended
	March 31,
	2012	2011
Salaries and directors fees	$426	$215
Short-term benefits	5	10
Share-based payments	527	21
	$958	$246

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to management uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Critical accounting estimates that have the most significant effect on the amounts recognized in the financial statements are:

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

At each reporting date, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of an impairment is recognized as income immediately.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the future price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Decommissioning and rehabilitation provisions

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

Deferred taxation is recognized using the liability method, on unused tax losses, unused tax credits, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the on unused tax losses, unused tax credits, and temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share based payments and valuation of warrants

The fair value of stock options granted, measured using the Black-Scholes option pricing model, is used to measure stock-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted.

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model. Those warrants which are denominated in a currency other than the Company’s functional currency are recognized on the statement of financial position as derivative instruments.

Derivative Instruments

All financial instruments that meet the definition of a derivative are recorded on the statement of financial position at fair value. Changes in the fair value of derivatives are recorded in the statement of operations. Management applies significant judgment in estimating the fair value of those derivatives linked to the price of gold.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued which may impact us in the future are as follows:

Accounting standards adopted January 1, 2012:

1. )	Amendments to IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”)

In October 2010, the IASB issued the IFRS 7 amendments to enhance the disclosure requirements with regards to the transfer of financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. This amendment did not have a significant impact on its consolidated financial statements.

2. )	Amendments to IAS 12 - Income Taxes (“IAS 12”)

The IAS 12 amendment was issued in December 2010, and provides a solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. This amendment did not have a significant impact on its consolidated financial statements.

Accounting standards effective January 1, 2013:

1. )	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

Issued in May 2011, IFRS 10 replaces the consolidation guidance previously provided by IAS 27- Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. This new standard redefines the principle of control for all types of entities, being based on exposure or rights to variable returns from the investee and the ability to affect the reporting entity’s returns. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

2. )	IFRS 11 - Joint Arrangements (“IFRS 11”)

IFRS 11 replaces IAS 31 - Interests in Joint Ventures, and SIC 31- Jointly Controlled Entities – Non- Monetary Contributions by Venturers. IFRS 11 establishes a principle based approach to accounting for joint arrangements, in which an entity is involved, by assessing its rights and obligations and classifying the type of joint arrangement based on such an assessment. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

3. )	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12’)

IFRS 12 requires enhanced disclosure of the Company’s interests in both consolidated and non- consolidated entities to enable readers of the financial statements to evaluate the nature of and risks associated with these interests. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

4. )	IFRS 13 - Fair Value Measurement (“IFRS 13”)

Issued in May 2011, IFRS 13 sets out a single framework for measurement and disclosure of information regarding fair value measurement. This standard applies when another IFRS requires, or permits, fair value measurements and/or disclosures about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

5. )	Amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”)

This amendment, issued in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the IAS 1 amendments to have a material impact on its consolidated financial statements.

6. )	Amendment to IAS 19 – Employee Benefits (“IAS 19”)

This amendment, issued in June 2011, introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses, and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income, and requires use of the same discount rate for both defined benefit obligation and expected asset return when calculating interest costs. Other amendments include modification of the accounting for termination benefits and classification of other employees. The Company does not anticipate application of IAS 19 amendments to have a material impact on its consolidated financial statements.

7. )	IFRIC 20 – Stripping Costs in the Production Phase of A Surface Mine (“IFRIC 20”)

In October 2011, the IASB issued IFRIC 20 which clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted, and includes guidance on transition for pre-existing stripping assets. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards effective January 1, 2015:

1. )	IFRS 9 - Financial Instruments (“IFRS 9”)

This new standard for the financial reporting financial instruments is intended to replace IAS 39 - Financial instruments: Recognition and measurement (“IAS 39”), in entirety, in three main phases. IFRS 9 is intended to be principles-based, and less complex than IAS 39. The first phase of IFRS 9 was issued and amended in November 2009 and October 2010, respectively, and addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the contractual cash flow characteristics, and the Company’s business model for managing, financial assets. Financial liabilities are classified and subsequently measured at amortized cost, except for financial liabilities classified as at fair value through profit or loss (“FVTPL”), financial guarantees, and other certain exceptions.

In response to delays to the completion of the remaining two phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable, accrued liabilities, borrowings, warrants and other derivative assets and liabilities.

Cash and cash equivalents, restricted funds, and derivative assets and liabilities, are designated as fair value through profit or loss (“FVTPL”, all held for trading) and are therefore carried at fair value, with any unrealized gain or loss recorded in income. Derivative assets are forward metal sale option contracts (“Puts”). Subsequent to recording the initial acquisition of these derivative assets, fair value is derived from observable market prices for Puts with like terms. The Company’s derivative liabilities are comprised of: (a) Warrants (considered derivatives due to being denominated in Canadian dollars, a different currency than the Company’s U.S. dollar functional currency); (b) derivative Forward Contracts; and, (c) the gold derivative embedded within the Notes (the “Embedded Derivative”). The fair value of the Embedded Derivative and derivative forward contracts are made by reference to the gold spot price at period end. The fair value of the company’s share purchase warrants is determined using an option pricing model.

Account receivables are classified as loans and receivables with accounts payable, accrued liabilities and borrowings classified as other liabilities and are held at amortized cost using the effective interest method of amortization. The fair value of accounts receivable, and accounts payable and accrued liabilities, approximates the carrying values because of the short term nature of these instruments.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while also being exposed to downward movements in the price of gold. The Company has currently entered into two derivative forward contracts whereby future settlement will be determined by the future market price of gold. As repayment of these obligations is referenced to the gold spot price, increases in the price of gold will increase the cost of payment.

Further, the company’s deferred revenue represents the prepayment of funds for Forward Gold Purchase Agreements with Deutsche Bank, entered into on August 12, 2011 and February 7, 2012. Under the Gold Purchase Agreement the Company is obligated to deliver 173,880 ounces of gold to Deutsche Bank, to be delivered through scheduled monthly deliveries over a forty-eight month term that commenced in September of 2011. Under the Second Gold Purchase Agreement the Company is obligated to deliver and additional 27,950 ounces of gold to Deutsche Bank, to be delivered through scheduled monthly deliveries over a forty-three month term that commenced in March 2012.

The Company is to receive additional payments from Deutsche Bank for the monthly gold deliveries associated with these agreement. The dollar amount of the additional payments is contingent on the future price of gold.

Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. In the past the Company opted to utilize the services of SRK Consulting in the National Instrument 43-101 work for both the Jerritt Canyon mine and the Ketza River project. This ensures a consistent methodology is utilized from property to property. The Company is currently in the process of completing an updated National Instrument 43-101 report for both the Ketza River and Jerritt Canyon property and expects these to be completed during the second quarter of 2012.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. The operations in Nevada are subject to close environmental regulation from the NDEP and the Company is currently operating under the terms of a Consent Decree signed in October 2009. The Company must continue to comply with the terms and deadlines of the Consent Decree or be subject to further fines until it returns to compliance.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities since acquiring the property in 2007 to mitigate the impact of these risks. In 2012 safety related improvements continue to be a component of the capital budget.

Ability to raise capital

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The industry continues to go through a period of credit tightening, with heightened security requirements and lowered funding expectations, which present significant challenges to companies attempting to obtain financing. Although the availability of some forms of funding improved in early 2011, the ability to obtain regular debt financing continued to prove difficult for companies without a sufficient history of sustainable earnings, especially towards the latter part of 2011.

The Company was able to obtain funds financing in 2011 primarily through a Gold Facility which entailed an upfront partial payment for the future delivery of gold production. Further funding in the first half of the year was obtained through both the issuance of flowthrough shares and also through a limited issuance of non-flowthrough shares through private placement. During 2011 the market for smaller gold companies experienced an exodus of capital and this has directly impacted the Company’s market capitalization, increasing the difficulty to do any significant forms of equity financing without incurring significant dilution. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to use available resources as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Yukon-Nevada Gold as of May 15, 2012:

Common shares issued and outstanding	931,479,031

			Weighted average	Weighted average
Outstanding equity instruments	# Outstanding (000'	)	Exercise price	Years to expiration
Warrants	94,914,372		$1.06	1.7
Stock options	61,356,514		$0.34	3.1

DISCLOSURE CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s consolidated financial statements for the three months ended March 31, 2012 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below to Internal Control Over Financial Reporting. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the Chief Executive Officer and Chief Financial Officer, has assessed:

(i)	the design and evaluated the effectiveness of the Company’s disclosure controls and procedures and

(ii)

the design of the company’s internal control over financial reporting as of March 31, 2012, pursuant to the certification requirements of National Instrument 52-109. Management has satisfied itself that no material misstatements exist in the Company’s financial reporting at March 31, 2012.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.yukon-nevadagold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.